Exhibit 12.1

Lincare Holdings Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	FOR THE YEAR ENDED DECEMBER 31,
	2010	2009	2008	2007	2006
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$298,493	$223,387	$365,544	$358,155	$339,843
Add:
Fixed charges deducted from earnings (see below)	57,520	55,942	60,457	49,747	29,007

Earnings available to cover fixed charges	$356,013	$279,329	$426,001	$407,902	$368,850

FIXED CHARGES:
Interest expense, including amounts in operating expense	$15,965	$15,945	$21,185	$20,837	$8,982
Amortized indebtedness	1,769	1,769	2,377	5,646	953
Amortization of discount on bonds payable	18,495	17,246	16,082	2,573	0
Interest within rent expense	21,291	20,982	20,813	20,691	19,072

Fixed charges	$57,520	$55,942	$60,457	$49,747	$29,007

RATIO OF EARNINGS TO FIXED CHARGES	6.19	4.99	7.05	8.20	12.72